UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

April 21, 2022

Akumin Inc.

(Exact name of Registrant as specified in its charter)

Ontario	001-39479	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8300 W. Sunrise Boulevard Plantation, Florida	33322
(Address of principal executive offices)	(Zip Code)

(844) 730-0050

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	AKU	The Nasdaq Stock Market LLC
Common Shares, no par value	AKU	Toronto Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On April 21, 2022, Akumin Inc. (“Akumin”or “the Company”) issued a press release announcing that it has filed a registration statement, which includes a management proxy circular, with the Securities and Exchange Commission pursuant to which Akumin proposes to provide its board of directors with the discretion to change Akumin’s jurisdiction of incorporation from the province of Ontario to the State of Delaware in the United States of America through the adoption of a certificate of corporate domestication and a new certificate of incorporation.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K, which is incorporated herein by reference thereto.

Forward-Looking Statements

The press release and this Current Report on Form 8-K may constitute “forward-looking statements” within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding the Company’s business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate” or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include the Company’s exposure to and reliance on government regulation and funding, the Company’s liquidity and capital requirements, exposure to epidemic or pandemic outbreak, the highly competitive nature of the Company’s industry, and other risk factors described from time to time in the Company’s public disclosure available at www.sedar.com and www.sec.gov. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The factors underlying current expectations are dynamic and subject to change.

Additional Information and Where to Find It

This press release relates to the proposed domestication of Akumin. In connection with the proposed domestication, Akumin has filed a registration statement on Form S-4, which includes a document that serves as a prospectus and management proxy circular of Akumin (the “Circular”), and Akumin may file other documents regarding the proposed domestication with the U.S. Securities and Exchange Commission (the “SEC”). No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED DOMESTICATION. A definitive Circular (or a notice of how to obtain a definitive Circular) will be sent to Akumin’s shareholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by Akumin with the SEC may also be obtained free of charge from Akumin by requesting them by mail at Akumin Inc., 8300 W. Sunrise Boulevard, Plantation, Florida 33322.

Participants in the Solicitation

Akumin and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Akumin’s shareholders in respect of the proposed domestication. Information about Akumin’s directors and executive officers is included in the Circular. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, is contained in the Circular or will be contained in other relevant materials that may be filed with the SEC regarding the proposed domestication when they become available. Investors should read the Circular carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and Akumin as indicated above.

Non-Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Akumin Inc. press release, dated April 21, 2022

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akumin Inc.

Date: April 21, 2022	By:	/s/ Matt Cameron
Matt Cameron Chief Legal Officer and Corporate Secretary

Exhibit 99.1

AKUMIN ANNOUNCES FILING OF REGISTRATION STATEMENT IN CONNECTION WITH CHANGE OF JURISDICTION OF INCORPORATION

Plantation, FL — April 21, 2022 — Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”), a premier provider of outpatient medical services in the U.S., announced today that it has filed a registration statement, which includes a management proxy circular, with the Securities and Exchange Commission (“SEC”) pursuant to which Akumin proposes to provide its board of directors (the “Board”) with the discretion to change Akumin’s jurisdiction of incorporation from the province of Ontario to the State of Delaware in the United States of America through the adoption of a certificate of corporate domestication and a new certificate of incorporation (the “Domestication”). Following SEC clearance of Akumin’s registration statement, Akumin will hold a meeting of shareholders seeking shareholder approval to provide the Board with the discretion to change Akumin’s jurisdiction of incorporation. Details of Akumin’s meeting of shareholders will be announced at a later date. If approved by the shareholders, the Domestication would only be implemented upon a determination by the Board that it is in the best interest of Akumin and the shareholders at that time.

Akumin believes the Domestication would reduce operating expenses and transactional inefficiencies that currently result from being subject to Canadian corporate laws despite having no operations in Canada.

Riadh Zine, Chairman and Chief Executive Officer of Akumin, stated, “Changing our jurisdiction would reduce Akumin’s organizational complexity and reduce our administrative costs. We chose the State of Delaware to be our domicile because of its favorable corporate environment which would help Akumin compete effectively in raising the capital necessary for it to continue to implement its strategic plan.”

About Akumin

Akumin is a national partner of choice for U.S. hospitals, health systems and physician groups, with comprehensive solutions addressing outsourced radiology and oncology service line needs. Akumin provides: (1) fixed-site outpatient diagnostic imaging services through a network of more than 200 owned and/or operated imaging locations; and (2) outpatient radiology and oncology services and solutions to approximately 1,000 hospitals and health systems across 46 states. By combining clinical and operational expertise with the latest advances in technology and information systems, Akumin facilitates more efficient and effective diagnosis and treatment for patients and their providers. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; cancer care services include a full suite of radiation therapy and related offerings. For more information, visit www.akumin.com and www.alliancehealthcareservices-us.com.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the “Risk Factors” section of Akumin’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 16, 2022, as amended by Amendment No. 1 to Form 10-K, filed with the SEC on April 12, 2022 (the “2021 Annual Report”), which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

Akumin has filed a registration statement (including a prospectus) on Form S-4 with the SEC. After the registration statement has been declared effective by the SEC, a definitive prospectus will be mailed to each shareholder of common stock entitled to vote at the meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Akumin’s website at www.akumin.com.

Additional information about Akumin, including a copy of its 2021 Annual Report and filings on Form 8-K, can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Akumin’s website at www.akumin.com.

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